Filed Pursuant to Rule 425 of the Securities Act of 1933
Filer: Royal Bank of Canada
Subject Company: Ferris, Baker Watts, Incorporated
Filer’s Exchange Act File Number: 001-13928
MEMORANDUM

To:	All FBW Employees

From:	Roger Calvert

Date:	February 29, 2008

Re:	TIMELINE FOR THE RBC TRANSACTION

     Over the past week, many of you have asked why we are not in a position to provide definitive information about how the price for FBW stock will be calculated in the proposed merger, when we will deliver the proxy materials, when we will hold the shareholders’ meeting, and when we would close the transaction. Unlike an acquisition where the consideration is paid in cash, under our agreement, RBC will issue its common shares as consideration. This means that a number of approvals by regulatory agencies are required. As a result, our proxy materials and the offering materials of RBC relating to its common shares (which are combined in a single document we refer to as the disclosure document) require approval of the U.S. Securities and Exchange Commission (the “SEC”) before we are permitted to deliver the disclosure document to FBW shareholders (including those who hold shares through the ESOP). Under the rules of the SEC applicable to transactions like this, we can prudently disseminate only a limited amount of information to you in advance of final SEC approval of those materials. Also, because we are a private company, the price computation is different and more complex than it would be in the context of a public company acquisition. Many of the elements that will determine the final price are based on FBW’s net equity and other financial data at closing, and therefore cannot be precisely determined until closing. The mechanism is sufficiently complex that the only way to ensure that everyone receives the correct information, at the same time, is through the disclosure document. It will explain, clearly and in detail, the mechanism as to how the price will be calculated.
     We cannot promise to file, get approval of and deliver the disclosure document by any specific date because the disclosure document is complex, it takes time to prepare, and approval by the regulatory agencies is not within our control.
     We are hopeful that the parties will be in a position to file the materials with the SEC during March. We intend to deliver the disclosure document to shareholders shortly after we receive SEC approval, the timing of which is not within our control. We anticipate that the shareholders’ meeting will take place approximately one month after we receive SEC approval. Closing of the transaction will also depend on FBW shareholder approval, as well as approval by several other regulatory agencies, including FINRA and the Canadian bank regulatory agency, OSFI. We plan to close the transaction as soon as possible after we obtain all of the necessary approvals. We very much appreciate your continued patience as we work through this process.

Additional Information
     RBC intends to file a registration statement on Form F-4 in connection with the transaction, and FBW intends to mail a proxy statement/prospectus to FBW’s shareholders in connection with the transaction. FBW securityholders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction and related matters. When available, securityholders may obtain a free copy of the Form F-4 and the proxy statement/prospectus at the SEC’s website at www.sec.gov or from RBC or FBW.
Safe Harbor Regarding Forward-Looking Statements
     Certain statements contained in this information summary may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation, and Royal Bank of Canada and Ferris, Baker Watts, Incorporated intend that such forward-looking statements be subject to the safe-harbor created thereby. These forward-looking statements include but are not limited to statements with respect to the acquisition of FBW by RBC. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could” or “would.”
     By their very nature, forward-looking statements require RBC and FBW to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations and other forward-looking information, including statements about the acquisition of FBW by RBC, will not be achieved. RBC and FBW caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to the difficulties encountered in preparing, filing and amending as needed the applicable registration statement to be filed with and processed by the SEC and in disseminating to shareholders the related proxy statement/prospectus; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that RBC and FBW may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval; or that the anticipated benefits of the transaction are not realized. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in the Form F-4 relating to the transaction when filed.
     Except as required by law, RBC, its subsidiaries and FBW assume no obligation to update the forward-looking statements contained in this information summary.

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